EXHIBIT 21.1

LIST OF SUBSIDIARIES

Southern Sauce Company, Inc. has the following subsidiaries and affiliates:

Subsidiaries’ or Affiliate’s Name	Jurisdiction of Incorporation or Organization	Percentage of Ownership

Shen Kun International Limited (“Shen Kun”)	British Virgin Islands	100% by Southern Sauce Company, Inc.

Shengkai (Tianjin) Ceramic Valves Co., Ltd. (“WFOE”)	PRC	100% by Shen Kun